August 16, 2007

To Whom it May concern:

The firm of Chang G. Park, CPA consents to the inclsion of our report of August 13, 2007 on the reviewed condensed consolidated financial statements of Cal Alta Auto Glass, Inc., and Subsidiary as of June 30, 2007, in any filings that are necessary now or in the near future with the U.S. Securities and Exchanges Commission.

Very truly yours,

/S/ Chang P. Park
Change G . Park, CPA